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                                             Exhibits 8 and 23.1




Sidley & Austin Letterhead


June 24, 1999



Household Finance Corporation
2700 Sanders Road
Prospect Heights, IL  60070

Dear Sir or Madam:

     We have acted as special tax counsel to Household Finance Corporation (the "Company") in connection with the issuance of up to Euro 750,000,000 of 5 1/8% Notes Due June 24, 2009 (the "Notes"), as described in the prospectus dated as of March 3, 1999 (the "Prospectus") as supplemented by the prospectus supplement dated June 11, 1999 (the "Supplement").

     The statements in the Supplement under the heading "United States Federal Taxation", to the extent they constitute matters of federal tax law or legal conclusions with respect thereto, have been prepared or reviewed by us and, in our opinion, are correct in all material respects. In rendering this opinion, we have relied without independent investigation on the description of the Notes set forth in the Prospectus, as supplemented by the Supplement. We hereby consent to the reference to this firm in the Supplement under the heading "United States Federal Taxation", and in the Prospectus under the heading "United States Taxation of Non-United States Persons" and "Legal Opinions".

     We assume no obligation to update or supplement this letter to reflect any facts or circumstances which may hereafter come to our attention with respect to the opinion expressed above, including any changes in applicable law which may hereafter occur.

                                   Very truly yours,

                                   /s/ Sidley & Austin


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